UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the end of Item 8(f) of the Schedule 14D-9 with the heading entitled “Legal Proceedings”:

“Books and Records Demand

On March 18, 2021, Steven Wignall, a purported stockholder of the Company, sent to the Company Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of the members of the Company Board and the Company Special Committee in connection with the Offer and the Merger, (ii) alleged breaches of fiduciary duty by certain members of the Company Board or Company management in connection with the Offer and the Merger, and (iii) the value of such purported stockholder’s Shares. The Company is reviewing the scope and appropriateness of the books and records request and expects to respond to the purported stockholder as required under Section 220 of the DGCL.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer